RIPPLE LAKE DIAMONDS INC.
Suite 1500 – 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT a Special Meeting of the shareholders of Ripple Lake Diamonds Inc. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on August 16, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To consider and, if deemed advisable, to approve, by way of Special Resolution, with or without variation, the consolidation of the Company's share capital on the basis of one new common share for every ten existing common shares outstanding, or such lesser number of common shares for the Company to be in compliance with the Policies of the TSX Venture Exchange.

2.

To consider and, if deemed advisable, to approve, by way of Special Resolution, with or without variation, the change of the name of the Company to "Devonshire Resources Ltd.", or such other name that may be decided upon by the Directors of the Company and acceptable to the regulatory authorities.

3.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of July, 2007.

BY ORDER OF THE BOARD

"TIMOTHY CROWHURST"
TIMOTHY CROWHURST
Chief Executive Officer and President